Exhibit 99.1

Sprott Physical Gold and Silver Trust

Interim Report to Unitholders

JUNE 30,
2018

-

7
Management Report of Fund Performance	3

Financial Statements	6

The management report of fund performance is an analysis and explanation that is designed to complement and supplement an investment fund’s financial statements. This report contains financial highlights but does not contain the complete financial statements of the investment fund. A copy of the financial statements has been included separately within the Report to Unitholders. You can also get a copy of the financial statements at your request, and at no cost, by calling 1-866-299-9906, by visiting our website at www.sprottphysicalbullion.com or SEDAR at www.sedar.com or by writing to us at: Sprott Asset Management LP, Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, P.O. Box 26, Toronto, Ontario M5J 2J1.

Sprott Physical Gold and Silver Trust	June 30, 2018

Management Report of Fund Performance (in U.S. dollars)

Investment Objective and Strategies

Sprott Physical Gold and Silver Trust (the “Trust”) is a closed-end mutual fund trust established on October 26, 2017 under the laws of the Province of Ontario, Canada. The Trust was created to invest and hold substantially all of its assets in physical gold and silver bullion and seeks to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding physical bullion without the inconvenience that is typical of a direct investment. The Trust intends to achieve its objective by investing primarily in long-term holdings of unencumbered, fully allocated, physical gold and silver bullion and does not speculate with regard to short-term changes in bullion prices.

Recent Developments

On January 16, 2018, Sprott successfully completed the acquisition the common shares of Central Fund of Canada Limited ("CFCL") and the right to administer and manage CFCL's assets, resulting in the exchange CFCL's class A shares for units in the newly-created Sprott Physical Gold and Silver Trust.

The transaction was implemented pursuant to a plan of arrangement (the “Arrangement”) under the Business Corporations Act (Alberta), subject to the satisfaction of customary conditions, including receipt of regulatory, securities commission and stock exchange approvals, Alberta court approval and the approval by the class A and common shareholders of CFCL on November 30, 2017.

On Januay 16, 2018 the Trust began trading on the New York Stock Exchange and the Toronto Stock Exchange under the symbols “CEF” and “CEF.U”, respectively.

Risks

The risks of investing in the Trust are detailed in the Trust’s annual information form dated March 28, 2018. The principal risks associated with investing in the Trust are the price of gold and silver, the net asset value and/or the market price of the units, the purchase, transport, insurance and storage of physical bullion, liabilities of the Trust, and redemptions of units.

Results of Operations

Pursuant to the arrangement described above, CFCL’s Class A shares were exchanged for 252,156,003 units of the Trust on January 16, 2018. During the period from then to June 30, 2018,  the Trust issued no additional units and 19,428,107 units were redeemed for gold and silver bullion.

For the period from April 1, 2018 to June  30, 2018, the total change in unrealized losses on physical gold bullion amounted to $110.0 million and the total change in unrealized losses on physical silver bullion amounted to $14.7 million. For the period from January 16, 2018 to June 30, 2018, the total change in unrealized losses on physical gold bullion amounted to $132.1 million and the total change in unrealized losses on physical silver bullion amounted to $84.0 million.

The value of the net assets of the Trust as of June  30, 2018 was $3,040.1 million or $13.06 per unit. The Trust held 1,535,071 ounces of physical gold bullion and 69,403,145 ounces of silver bullion as of June  30, 2018,  with a spot price of $1,253.17 and $16.12 respectively as at that date. The Trust returned (7.0%) compared to the return on spot gold and silver of (6.5%) and (7.2%) respectively for the period from January 16, 2018 to June  30, 2018.

The units of the Trust closed at $12.53 on the NYSE Arca and $12.55 on the TSX on June  30, 2018 and are denominated in U.S. dollars on both exchanges. During the period from January 16, 2018 to June  30, 2018, the Trust’s units traded on the NYSE Arca at an average discount to net asset value of approximately (2.8%).

Sprott Physical Gold and Silver Trust	June 30, 2018

Operating Expenses

The Trust pays its own operating expenses, which include, but are not limited to, audit, legal, trustee fees, unitholder reporting expenses, general and administrative fees, filing and listing fees payable to applicable securities regulatory authorities and stock exchanges, storage fees for the physical gold bullion, costs incurred in connection with the Trust’s continuous disclosure public filing requirements and investor relations and any expenses associated with the Independent Review Committee of the Trust. Operating expenses for the period from April 1, 2018 to June  30, 2018 amounted to $2,883,707 (not including applicable Canadian taxes) or 0.35% of the average net assets during the period on an annualized basis. Operating expenses for the period from January 16, 2018 to June 30, 2018 amounted to $3,553,555 (not including applicable Canadian taxes) or 0.24% of the average net assets during the period on an annualized basis.

Related Party Transactions

MANAGEMENT FEES

The Trust pays the Manager a monthly management fee equal to 1/12 of 0.40% of the value of the net assets of the Trust (determined in accordance with the Trust’s trust agreement), plus any applicable Canadian taxes. The management fee is calculated and accrued daily and payable monthly in arrears on the last day of each month. For the period from April 1, 2018 to June  30, 2018, the Trust incurred management fees of $3,259,825 (not including applicable Canadian taxes) and $6,007,264 (not including applicable Canadian taxes) for the period from January 16, 2018 to June 30, 2018.

Sprott Physical Gold and Silver Trust	June 30, 2018

Financial Highlights

The following tables show selected key financial information about the Trust and are intended to help you understand the Trust’s financial performance for the six month period ended June 30, 2018.

Net assets per unit1

	For the three	For the six
	months ended	months ended	December 31,
	June 30, 2018	June 30, 2018	2017
	$	$	$
Net assets per unit, beginning of period	13.64	10.00	—
Increase (decrease) from acquisition of CFCL	–	4.03
Increase (decrease) from operations[2]:
Total revenue	–	–	–
Total expenses	(0.03)	(0.04)	–
Realized losses for the period	(0.02)	(0.04)	–
Unrealized gains (losses) for the period	(0.53)	(0.89)	–
Total increase (decrease) from operations	(0.58)	(0.97)	–
Net assets per unit, end of period	13.06	13.06	10.00

1	This information is derived from the Trust’s financial statements.
2

Net assets per unit is calculated based on the actual number of units outstanding at the relevant time. The increase/decrease from operations is based on the weighted average number of units outstanding over the period shown. This table is not intended to be a reconciliation of the beginning to ending net assets per unit.

Ratios and Supplemental Data

	June 30,	December 31,
	2018	2017
Total net asset value (000’s)[1]	$3,040,102	$–
Number of Units outstanding[1]	232,727,896	1
Management expense ratio[2]	0.73%	-
Trading expense ratio[3]	Nil	Nil
Portfolio turnover rate[4]	-	-
Net asset value per Unit	$13.06	$10.00
Closing market price – NYSE Arca	$12.53	$–
Closing market price – TSX	$12.55	$–

1	This information is provided as at the date shown, as applicable.
2

Management expense ratio (“MER”) is based on total expenses (including applicable Canadian taxes and excluding commissions and other portfolio transaction costs) for the stated period and is expressed as annualized percentages of daily average net asset value during the period.

3

The trading expense ratio represents total commissions and other portfolio transaction costs expressed as an annualized percentage of daily average net asset value during the period shown. Since there are no direct trading costs associated with physical bullion trades, the trading expense ratio is nil.

4

The Trust’s portfolio turnover rate indicates how actively the Trust’s portfolio adviser trades its portfolio investments. A portfolio turnover rate of 100% is equivalent to the Trust buying and selling all of the securities in its portfolio once in the course of the year. The higher the Trust’s portfolio turnover rate in a year, the greater the chance of an investor receiving taxable capital gains in the year. There is not necessarily a relationship between a high turnover rate and the performance of the Trust.

Summary of Investment Portfolio

As of June 30, 2018

					% of
		Fair Value		Fair	Net Asset
		per ounce	Cost	Value	Value
	Ounces	$	$	$	%
Physical gold bullion	1,535,071	1,253.17	2,055,841,820	1,923,705,341	63.3
Physical silver bullion	69,403,145	16.12	1,202,409,196	1,118,431,678	36.8
Cash				–	–
Other Net Liabilities				(1,930,160)	(0.1)
Total Net Asset Value				3,040,206,859	100.0

This summary of investment portfolio may change due to the ongoing portfolio transactions of the Trust.

Sprott Physical Gold and Silver Trust

Unaudited interim financial statements

June 30, 2018

Sprott Physical Gold and Silver Trust

Unaudited statements of comprehensive income (loss)

(in U.S. dollars, except unit amounts)

	For the	For the
	three months ended	six months ended
	June 30, 2018	June 30, 2018
	$	$
Income
Net realized losses on redemptions and sales of gold and silver bullion	(5,628,179)	(8,831,676)
Other capital gains realized	151,166	151,166
Change in unrealized gains (losses) on bullion	(124,766,489)	(216,113,996)
Other income	10,125	10,499
	(130,233,377)	(224,784,007)

Expenses
Management fees (note 8)	3,259,825	6,007,264
Bullion storage fees	2,440,599	2,885,024
Sales tax	802,096	1,238,953
Legal fees	271,142	286,977
Unitholder reporting costs	108,475	194,547
Listing and regulatory filing fees	104,470	132,877
Administrative fees	41,891	75,131
Audit fees	26,012	46,652
Independent Review Committee fees	11,650	12,358
Custodial fees	9,678	9,820
Trustee fees	1,005	1,802
Net foreign exchange losses	(131,215)	(91,633)
	6,945,628	10,799,772

Net income (loss) and comprehensive income (loss)	(137,179,005)	(235,583,779)
Weighted average number of Units	238,098,780	242,930,530

Increase (decrease) in total equity from operations per Unit	(0.58)	(0.97)

The accompanying notes are an integral part of these financial statements.

Sprott Physical Gold and Silver Trust

Unaudited statements of financial position

(in U.S. dollars)

	As at	As at
	June 30, 2018	December 31, 2017
	$	$
Assets
Current assets
Cash	–	10
Gold bullion	1,923,705,341	–
Silver bullion	1,118,431,678	–
Prepaid assets	3,054	–
Total assets	3,042,140,073	10

Liabilities
Current liabilities
Cash overdraft	104,571	–
Accounts payable	1,933,214	–
Total liabilities	2,037,785	–

Equity
Unitholders’ capital	3,264,777,620	10
Unit premiums and reserves	–	–
Retained earnings (deficit)	(224,675,332)	–
Underwriting commissions and issue expenses	–	–
Total equity (note 7)	3,040,102,288	10

Total liabilities and equity	3,042,140,073	10

Total equity per Unit	13.06	10.00

The accompanying notes are an integral part of these financial statements.

On behalf of the Manager, Sprott Asset Management LP,
by its General Partner, Sprott Asset Management GP Inc.:

Kevin Hibbert	John Ciampaglia
Director	Director

Sprott Physical Gold and Silver Trust

Unaudited statements of changes in equity

(in U.S. dollars, except unit amounts)

For the six months ended June 30, 2018

				Underwriting	Unit
	Number of		Retained	Commissions	Premiums
	Units	Unitholders’	Earnings	and Issue	and
	Outstanding	Capital	(Deficit)	Expenses	Reserves	Total Equity
		$	$	$	$	$

Balance as at January 1, 2018	1	10	–	–	–	10
Units issued on acquisition of CFCL	252,156,002	3,537,320,923	–	–	–	3,537,320,923
Cost of redemption of Units (note 7)	(19,428,107)	(272,543,313)	10,908,447	–	–	(261,634,866)
Net income (loss) for the period	–	–	(235,583,779)	–	–	(235,583,779)
Underwriting commissions and issue expenses	–	–	–	–	–	–
Balance as at June 30, 2018	232,727,896	3,264,777,620	(224,675,332)	—	–	3,040,102,288

The accompanying notes are an integral part of these financial statements.

Sprott Physical Gold and Silver Trust

Unaudited statements of cash flows

(in U.S. dollars)

For the six months ended
June 30, 2018
$

Cash flows from operating activities
Net income (loss) for the year	(235,583,779)
Adjustment to reconcile net income (loss) for the year to net cash from operating activities
Realized losses on redemptions and sales of bullion	8,831,676
Change in unrealized losses on bullion	216,113,996
Net changes in operating assets and liabilities
Increase in accounts payable	1,125,641
Increase in prepaid assets	269,945
Net cash used in operating activities	(9,242,521)

Cash flows from investing activities
Purchases of bullion	–
Sales of bullion	2,039,716
Net cash provided by investing activities	2,039,716

Cash flows from financing activities
Proceeds from issuance of Units (note 7)	–
Payments on redemption of Units (note 7)	(133,579)
Underwriting commissions and issue expenses	–
Net cash provided by (used in) financing activities	(133,579)

Net increase (decrease) in cash during the year	(7,336,384)
Cash at beginning of year	10
Cash received on CFCL acquisition	7,231,803
Cash (bank indebtedness) at end of year	(104,571)

The accompanying notes are an integral part of these financial statements.

Sprott Physical Gold and Silver Trust Notes to financial statements – Trust specific information June 30, 2018

(in U.S. dollars)

Financial Risk Management (note 6)

Investment Objective

The investment objective of the Trust is to seek to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding physical gold and silver bullion without the inconvenience that is typical of a direct investment in physical bullion. The Trust invests and intends to continue to invest primarily in long-term holdings of unencumbered, fully allocated, physical gold and silver bullion and does not speculate with regard to short-term changes in gold prices. The Trust has only purchased and expects only to own “Good Delivery Bars” as defined by the London Bullion Market Association (“LBMA”), with each bar purchased being verified against the LBMA source.

Significant risks that are relevant to the Trust are discussed here. General information on risks and risk management is described in Note 6 of the Generic Notes.

Fair Value Measurements

The reconciliation of bullion holdings for the six months ended June 30, 2018, is presented as follows:

June 30, 2018
$
Balance at beginning of year	–
Physical bullion acquired from CFCL	3,530,623,701
Sales	(2,039,716)
Redemptions for physical bullion	(261,501,294)
Realized losses on sales and redemptions for physical bullion	(8,831,676)
Change in unrealized gains (losses)	(216,113,996)
Balance at end of year	3,042,137,019

Realized gains (losses) on physical bullion include both realized gains (losses) on sales of physical bullion, and realized gains (losses) occurring upon unitholder redemptions for physical bullion.

Market Risk

a) Other Price Risk

If the market value each of gold and silver increased by 1%, with all other variables held constant, this would have increased total equity and comprehensive income by approximately $30.4 million; conversely, if the value of each of gold and silver bullion decreased by 1%, this would have decreased total equity and comprehensive income by the same amount.

b) Currency Risk

As at June 30, 2018, approximately $411,000 of the Trust’s liabilities were denominated in Canadian dollars. As a result, a 1% change in the exchange rate between the Canadian and U.S. Dollars would have no material impact to the Trust.

Concentration Risk

The Trust’s risk is concentrated in physical gold and silver bullion, whose value constitutes 63.3%  and 36.8% respectively of total equity as at June 30, 2018.

Sprott Physical Gold and Silver Trust Notes to financial statements – Trust specific information June 30, 2018

Management Fees (note 8)

The Trust pays the Manager a monthly management fee equal to 1/12 of 0.40% of the value of net assets of the Trust (determined in accordance with the Trust’s trust agreement) plus any applicable Canadian taxes, calculated and accrued daily and payable monthly in arrears on the last day of each month.

Also, the Manager has agreed that if the expenses of the Trust, including the management fee, at the end of any month exceed an amount equal to 1/12 of 0.65% of the value of the net assets of the Trust, the management fee payable to the Manager for such month will be reduced by the amount of such excess up to the gross amount of the management fee earned by the Manager from the Trust for such month. Any such reduction in the management fee will not be carried forward or remain payable to the Manager in future months. The Manager did not waive any amounts payable for during the six months ended June 30, 2018. In calculating the expenses of the Trust for purposes of the expense cap, the following will be excluded: any applicable taxes payable by the Trust or to which the Trust may be subject, and any extraordinary expenses of the Trust.

Tax Loss Carryforwards

As of the taxation year ended December 31, 2017, the Trust had capital losses available for tax purposes of $nil.

Related Party Disclosures (note 8)

There have been no other transactions between the Trust and its related parties during the reporting period, other than management fees as discussed above.

Acquisition

On January 16, 2018 Sprott sucessfully completed  its previously announced acquisition of the common shares of Central Fund of Canada Limited ("CFCL") and the right to administer and manage CFCL's assets.

The transaction was implemented pursuant to a plan of arrangement (the “Arrangement”) under the Business Corporations Act (Alberta), subject to the satisfaction of customary conditions, including receipt of regulatory, securities commission and stock exchange approvals, Alberta court approval and the approval by the class A and common shareholders of CFCL on November 30, 2017. Under the arrangement, CFCL's class A shareholders are now unitholders of the newly-created Sprott Physical Gold and Silver Trust.

On Januay 16, 2018 the Trust began trading on the New York Stock Exchange and the Toronto Stock Exchange under the symbols “CEF” and “CEF.U”, respectively

Sprott Physical Bullion Trusts Generic Notes to Financial Statements June 30,2018

1. Organization of the Trusts

Sprott Physical Gold Trust, Sprott Physical Silver Trust, Sprott Physical Platinum and Palladium Trust and Sprott Physical Gold and Silver Trust (collectively, the “Trusts” and each a “Trust”) are closed-end mutual fund trusts created under the laws of the Province of Ontario, Canada, pursuant to trust agreements. Sprott Asset Management LP (the “Manager”) acts as the manager of the Trusts. RBC Investor Services Trust, a trust company organized under the laws of Canada, acts as the trustee of the Trusts. RBC Investor Services Trust also acts as custodian on behalf of the Trusts for the Trusts’ assets other than physical bullion. The Royal Canadian Mint and CIBC acts as custodian on behalf of the Trusts for the physical bullion owned by the Trusts. The Trusts’ registered office is located at Suite 2600, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada, M5J 2J1. The Trusts are authorized to issue an unlimited number of redeemable, transferable trust units (the “Units”). All issued Units have no par value, are fully paid for, and are listed and traded on the New York Stock Exchange Arca (the “NYSE Arca”) and the Toronto Stock Exchange (the “TSX”). The date of inception and trading symbols of each of the Trusts is as follows:

Trust	Trust Agreement date	Initial Public Offering date	NYSE Arca and TSX symbols , respectively
Sprott Physical Gold Trust	August 28, 2009, as amended and restated as of December 7, 2009 and as further amended and restated as of February 1, 2010	March 3, 2010	PHYS, PHYS.U
Sprott Physical Silver Trust	June 30, 2010, as amended and restated as of October 1, 2010	October 28, 2010	PSLV, PSLV.U
Sprott Physical Platinum and Palladium Trust	December 23, 2011, as amended and restated as of June 6, 2012	December 19, 2012	SPPP, SPPP.U
Sprott Physical Gold & Silver Trust	October 26, 2017	January 16, 2018	CEF, CEF.U

The Statements of Financial Position for the Trusts are as at June 30, 2018  and December 31, 2017. The Statements of Comprehensive Income, the Statements of Changes in Equity and Statements of Cash Flows for the Trusts are for the six month period ended June 30, 2018.  These financial statements were authorized for issue by the Manager on August  15, 2018.

2. Basis of Preparation

These financial statements have been prepared in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and include estimates and assumptions made by the Manager that may affect the reported amounts of assets, liabilities, income, expenses and the reported amounts of changes in Net Assets during the reporting period. Actual results could differ from those estimates.

The financial statements have been prepared on a going concern basis using the historical cost convention, except for physical bullion and financial assets and financial liabilities held at fair value through profit or loss, which have been measured at fair value.

The financial statements are presented in U.S. dollars and all values are rounded to the nearest dollar unless otherwise indicated.

Sprott Physical Bullion Trusts Generic Notes to Financial Statements June 30,2018

3. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Trusts:

Physical bullion

Investments in physical bullion are measured at fair value determined by reference to published price quotations, with unrealized and realized gains and losses recorded in income based on the International Accounting Standards 40 Investment Property fair value model as IAS 40 is the most relevant standard to apply. Investment transactions in physical bullion are accounted for on the business day following the date the order to buy or sell is executed. Realized and unrealized gains and losses of holdings are calculated on an average cost basis.

Other assets and liabilities

Other assets and liabilities are recognized at fair value upon initial recognition.  Other assets such as due from broker and other receivables are classified as loans and receivables and measured at amortized cost.  Other financial liabilities are measured at amortized cost.

Income taxes

In each taxation year, the Trusts will be subject to income tax on taxable income earned during the year, including net realized taxable capital gains. However, the Trusts intend to distribute their taxable income to unitholders at the end of every fiscal year and therefore the Trusts themselves would not have any income tax liability.

Functional and presentation currency

Each Trust’s functional and presentation currency is the U.S. Dollar. Each Trusts’ performance is evaluated and its liquidity is managed in U.S. Dollars. Therefore, the U.S. Dollar is considered as the currency that most faithfully represents the economic effects of the underlying transactions, events and conditions.

New Standards issued

IFRS 9, Financial Instruments - Classification and Measurement (“IFRS 9”): IFRS 9 was issued by the IASB on July 24, 2014 and replaces IAS 39 Financial instruments: Recognition and Measurement. IFRS 9 requires financial instrument classification and related measurement practices to be based primarily on an entity’s "business model objectives" when managing those financial assets and on the characteristics of their contractual cash flows. The transition to IFRS 9 did not result in any material changes to the Trust’s financial statements..

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”): IFRS 15 establishes a five-step model that will apply to revenue earned from a contract with a customer, regardless of the type of revenue transaction or the industry. IFRS 15 will also apply to the recognition and measurement of gains and losses on the sale of certain non-financial assets that are not an output of the Trust’s ordinary activities. The transition to IFRS 15 did not result in any material changes to the Trust’s financial statements.

4. Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to use judgment in applying its accounting policies and to make estimates and assumptions about the future. The following discusses the most significant accounting judgments and estimates that the Trusts have made in preparing the financial statements:

Sprott Physical Bullion Trusts Generic Notes to Financial Statements June 30,2018

Estimation uncertainty

For tax purposes, the Trusts generally treat gains from the disposition of bullion as capital gains, rather than income, as the Trusts intend to be long-term passive holders of bullion, and generally dispose of their holdings in bullion only for the purposes of meeting redemptions and to pay expenses. The Canada Revenue Agency has, however, expressed its opinion that gains (or losses) of mutual fund trusts resulting from transactions in commodities should generally be treated for tax purposes as ordinary income rather than as capital gains, although the treatment in each particular case remains a question of fact to be determined having regard to all the circumstances.

The Trusts based their assumptions and estimates on parameters available when the financial statements were prepared. However, existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Trusts. Such changes are reflected in the assumptions when they occur.

5. Fair Value Measurements

The Trusts use a three-tier hierarchy as a framework for disclosing fair value based on inputs used to value their investments. The fair value hierarchy has the following levels:

Level 1Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Trusts have the ability to access at the measurement date;

Level 2Quoted prices which are not active, or inputs that are observable (either directly or indirectly) for substantially the full term of the asset or liability; and

Level 3Prices, inputs or complex modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

Physical bullion is measured at fair value. The fair value measurement of all bullion falls within Level 1 of the hierarchy, and is based on published price quotations. All fair value measurements are recurring. The carrying values of cash, accounts receivable and accounts payable approximate their fair values due to their short-term nature.

6. Financial Risk, Management and Objectives

The Trusts’ objective in managing risk is the creation and protection of unitholder value. Risk is inherent in the Trusts’ activities, but it is managed through a process of ongoing identification, measurement and monitoring, subject to risk limits and other controls. The Trusts have investment guidelines that set out their overall business strategies, their tolerance for risk and their general risk management philosophy, as set out in each Trust’s offering documents. The Trusts’ Manager is responsible for identifying and controlling risks. The Trusts are exposed to market risk (which includes price risk, interest rate risk and currency risk), credit risk, liquidity risk and concentration risk arising from the bullion that they hold. Only certain risks of the Trusts are actively managed by the Manager, as the Trusts are passive investment vehicles. Significant risks that are relevant to the Trusts are discussed below. Refer to the Notes to financial statements — Trust specific information of each Trust for specific risk disclosures.

Price risk

Price risk arises from the possibility that changes in the market price of each Trust’s investments, which consist almost entirely of bullion, will result in changes in fair value of such investments.

Sprott Physical Bullion Trusts Generic Notes to Financial Statements June 30,2018

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. The Trusts do not hedge their exposure to interest rate risk as that risk is minimal.

Currency risk

Currency risk arises from the possibility that changes in the price of foreign currencies will result in changes in carrying value. Each Trust’s assets, substantially all of which consist of an investment in bullion, are priced in U.S. dollars. Some of the Trusts’ expenses are payable in Canadian dollars. Therefore, the Trusts are exposed to currency risk, as the value of their liabilities denominated in Canadian dollars will fluctuate due to changes in exchange rates. Most of such liabilities, however, are short term in nature and are not significant in relation to the net assets of the Trusts, and, as such, exposure to foreign exchange risk is limited. The Trusts do not enter into currency hedging transactions.

Credit risk

Credit risk arises from the potential that counterparties will fail to satisfy their obligations as they come due. The Trusts primarily incur credit risk when entering into and settling bullion transactions. It is each Trust’s policy to only transact with reputable counterparties. The Manager closely monitors the creditworthiness of the Trusts’ counterparties, such as bullion dealers, by reviewing their financial statements when available, regulatory notices and press releases. The Trusts seek to minimize credit risk relating to unsettled transactions in bullion by only engaging in transactions with bullion dealers with high creditworthiness. The risk of default is considered minimal, as payment for bullion is only made against the receipt of the bullion by the custodian.

Liquidity risk

Liquidity risk is defined as the risk that the Trusts will encounter difficulty in meeting obligations associated with financial liabilities and redemptions. Liquidity risk arises because of the possibility that the Trusts could be required to pay their liabilities earlier than expected. The Trusts are also subject to redemptions for both cash and bullion on a regular basis. The Trusts manage their obligation to redeem units when required to do so and their overall liquidity risk by only allowing for redemptions monthly, which require 15-day advance notice to the Trusts. Each Trust’s liquidity risk is minimal, since its primary investment is physical bullion, which trades in a highly liquid market. All of the Trusts’ financial liabilities, including due to brokers, accounts payable and management fees payable have maturities of less than three months.

Concentration risk

Each Trust’s risk is concentrated in the physical bullion of precious metals.

7. Unitholders’ Capital

The Trusts are authorized to issue an unlimited number of redeemable, transferrable Trust Units in one or more classes and series of Units. The Trusts’ capital is represented by the issued, redeemable, transferable Trust Units. Quantitative information about the Trusts’ capital is provided in their statements of changes in equity. Under the trust agreements of each Trust, Units may be redeemed at the option of the unitholder on a monthly basis for physical bullion or cash. Units redeemed for physical bullion will be entitled to a redemption price equal to 100% of the Net Asset Value (“NAV”) of the redeemed Units on the last business day of the month in which the redemption request is processed. A unitholder redeeming Units for physical bullion will be responsible for expenses in connection with effecting the redemption and applicable delivery expenses, including the handling of the notice of redemption, the delivery of the physical bullion for Units that are being redeemed and the applicable bullion storage in-and-out fees. Units redeemed for cash will be entitled to a redemption

Sprott Physical Bullion Trusts Generic Notes to Financial Statements June 30,2018

price equal to 95% of the lesser of (i) the volume-weighted average trading price of the Units traded on the NYSE Arca, or, if trading has been suspended on the NYSE Arca, on the TSX for the last five business days of the month in which the redemption request is processed and (ii) the NAV of the redeemed Units as of 4:00 p.m., Eastern Standard time, on the last business day of the month in which the redemption request is processed.

When Units are redeemed and cancelled and the cost of such Units is either above or below their stated or assigned value, the unitholders’ capital is reduced by an amount equal to the stated or assigned value of the Units. The difference between the redemption price and the stated or assigned values of the Units is allocated to the Unit premiums and reserves account (equal to the 5% reduction to the redemption price for Units redeemed for cash as described above) and the retained earnings account based on the allocated portion attributable to the redemption.

The Trusts’ units are classified as equity on the Statements of Financial Position, since the Trusts’ units meet the criteria in IAS 32, Financial Instruments: Presentation (“IAS 32”) for classification as equity.

Net Asset Value

NAV is defined as a Trust’s net assets (fair value of total assets less fair value of total liabilities, excluding all liabilities represented by outstanding Units, if any) calculated using the value of physical gold bullion based on the end-of-day price provided by a widely recognized pricing service.

Capital management

As a result of the ability to issue, repurchase and resell Units of the Trusts, the capital of the Trusts as represented by the Unitholders’ capital in the statements of financial position can vary depending on the demand for redemptions and subscriptions to the Trusts. The Trusts are not subject to externally imposed capital requirements and have no legal restrictions on the issue, repurchase or resale of redeemable Units beyond those included in their trust agreements. The Trusts may not issue additional Units except (i) if the net proceeds per Unit to be received by the Trusts are not less than 100% of the most recently calculated NAV immediately prior to, or upon, the determination of the pricing of such issuance or (ii) by way of Unit distribution in connection with an income distribution.

Each Trusts’ objectives for managing capital are:

•	To invest and hold substantially all of the Trust’s assets in physical bullion; and
•	To maintain sufficient liquidity to meet the expenses of each Trust, and to meet redemption requests as they arise.

Refer to “Financial risk, management and objectives” (Note 6) for the policies and procedures applied by the Trusts in managing their capital.

8. Related Party Disclosures

Management Fees

The Trusts pay the Manager a monthly management fee, calculated and accrued daily and payable monthly in arrears on the last day of each month. Management fees are unique to each Trust and are subject to applicable taxes.

Sprott Physical Bullion Trusts Generic Notes to Financial Statements June 30,2018

9. Independent Review Committee (“IRC”)

In accordance with National Instrument 81-107, Independent Review Committee for Investment Funds (“NI 81-107”), the Manager has established an IRC for a number of funds managed by it, including the Trusts. The mandate of the IRC is to consider and provide recommendations to the Manager on conflicts of interest to which the Manager is subject when managing certain funds, including the Trusts. The IRC is composed of three individuals, each of whom is independent of the Manager and all funds managed by the Manager, including the Trusts. Each fund subject to IRC oversight pays a share of the IRC member fees, costs and other fees in connection with operation of the IRC. The IRC reports annually to unitholders of the funds subject to its oversight on its activities, as required by NI 81-107.

10. Personnel

The Trusts did not employ any personnel during the period, as their affairs were administered by the personnel of the Manager and/or the Trustee, as applicable.

Corporate Information

Head Office

Sprott Physical Gold Trust

Royal Bank Plaza, South Tower

200 Bay Street

Suite 2600, PO Box 26

Toronto, Ontario M5J 2J1

Telephone: (416) 203-2310

Toll Free: (877) 403-2310

Email: ir@sprott.com

Auditors

KPMG LLP

Bay Adelaide Centre

333 Bay Street

Suite 4600

Toronto, Ontario M5H 2S5

Legal Counsel

Baker & McKenzie LLP

Brookfield Place

Bay Wellington Tower

181 Bay Street, Suite 2100

Toronto, Ontario Canada M5J 2T3

Seward & Kissel LLP

901 K Street NW, 8th Floor

Washington, DC 20001